GAMESQUARE HOLDINGS, INC.

6775 Cowboys Way, Ste. 1335

Frisco, Texas

(216) 464-6400

June 2, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GameSquare Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-285543
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, GameSquare Holdings, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-285543) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on June 4, 2025, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(a)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(c)

the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Alan A. Lanis Jr., of Baker & Hostetler LLP, at (310) 442-8828 or jrlanis@bakerlaw.com.

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Very truly yours,

GAMESQUARE HOLDINGS, INC.

By:	/s/ Justin Kenna
Name:	Justin Kenna
Title:	Chief Executive Officer and Director